MANEX RESOURCE GROUP INC.


Manex Resource Group

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-689-4546


SEC MAIL
RECEIVED
PROCESSING
OCT 17 2006
WASH. D.C.
213
SECTION

October 10, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549


06017540

SUPPL

Dear Sirs:

Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.
File No. 82-4427

We are enclosing a copy of an Insider Trading Report filed with SEDI on behalf of Mr. Page by the writer, as agent, on October 5, 2006.

Yours very truly,

MANEX RESOURCE GROUP INC.

Per:
Barbara L. Fines
Corporate Secretary

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

/blf
Encl.

cc: Avalon Ventures Ltd.
Attn: Marie Thorne

cc: Jeffrey T.K. Fraser

Back 2006-10-05, 19:55:36, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		80000	2006-10-02	10 - Acquisition or disposition in the public market	-23500	56500
Common Shares		56500	2006-10-02	10 - Acquisition or disposition in the public market	-12500	44000
Common Shares		44000	2006-10-02	10 - Acquisition or disposition in the public market	-3000	41000
Common Shares		41000	2006-10-03	10 - Acquisition or disposition in the public market	-11000	30000

2006-10-05, 19:54:43, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	41000		
Filing date	2006-10-05		
Date of transaction	2006-10-03		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	11000		
Unit price or exercise price	0.86	Currency	Canadian Dollar
Closing balance of securities held	30000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

2006-10-05, 19:53:45, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	44000		
Filing date	2006-10-05		
Date of transaction	2006-10-02		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	3000		
Unit price or exercise price	0.88	Currency	Canadian Dollar
Closing balance of securities held	41000		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Next

2006-10-05, 19:52:54, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	56500		
Filing date	2006-10-05		
Date of transaction	2006-10-02		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	12500		
Unit price or exercise price	0.86	Currency	Canadian Dollar
Closing balance of securities held	44000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

2006-10-05, 19:51:54, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	80000		
Filing date	2006-10-05		
Date of transaction	2006-10-02		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	23500		
Unit price or exercise price	0.87	Currency	Canadian Dollar
Closing balance of securities held	56500		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next